SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549



                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                                Stolt Nielsen SA
                                (Name of Issuer)

                           	   ADR, No Par
                         (Title of Class of Securities)

                                   288742108
                                 (CUSIP Number)

                              Solvi M. Tonning
                     SKAGEN Funds (Stavanger Fondsforvaltning AS)
                            P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 93 98 31
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           February 27, 2006 and March 7, 2006
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      288742108              SCHEDULE 13D         PAGE 2 OF 7 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SKAGEN Funds (Mutual funds managed by Stavanger Fondsforvaltning AS) (NO 867 762 732)


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
		OO


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                        February 27, 2006  3.374.130
			March 7, 2006      3.074.130


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            February 27, 2006 5,13 %
	    March 7, 2006     4,67 %

    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.      288742108            SCHEDULE 13D         PAGE 3 OF 7 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of ADR, no par value,of Stolt Nielsen SA (the "Issuer"). The principal executive office of the Issuer is located at C/O Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London, WC2B 4HN, United Kingdom.

Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (Stavanger
Fondsforvaltning AS), a Norwegian Investment company (the "Reporting Person").The Investment company has ten mutual funds under management. The shares are hold for investment purposes. The Investment Director is
J. Kristoffer  C. Stensrud.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Norway.

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CUSIP NO.      288742108               SCHEDULE 13D        	 PAGE 4 OF 7 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business. The Reporting Person believes that the Shares at current market prices are undervalued and represent an attractive investmentopportunity. The Reporting Person may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 65 770 000 Shares outstanding, registered at Bloomberg March 7, 2006.

       As of the close of business on Februaray 27, 2006, the Reporting
Person beneficially owned 5,13 % of the shares outstanding. Since we already has sold some of the shares, the Reporting Person will at the close of business on March 7, 2006, beneficially own 4,67 % of the shares outstanding.


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CUSIP NO.      288742108             SCHEDULE 13D         PAGE 5 OF 7 PAGES



        (b) The Reporting Person voting and dispositive powers over less than 5 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

SNSA

Tran			Trade		S/D		Trade
Code   Security		Date		Quantity Type	Symbol	Amount	Lot

by   STOLT NILSEN ADR	17.01.2006	48000	caus	TRKONTO	1606560	 33,470	USD
by   STOLT NILSEN ADR	17.01.2006	1000	caus	TRKONTO	33470	 33,470	USD
by   STOLT NILSEN ADR	17.01.2006	1000	caus	TRKONTO	33470	 33,470	USD
by   STOLT NILSEN ADR	01.02.2006	170000	caus	TRKONTO	5749053	 33,818	USD
by   STOLT NILSEN ADR	01.02.2006	23500	caus	TRKONTO	794722	 33,818	USD
by   STOLT NILSEN ADR	01.02.2006	6500	caus	TRKONTO	219817	 33,818	USD
by   STOLT NILSEN ADR	02.02.2006	83000	caus	TRKONTO	2795855	 33,685	USD
by   STOLT NILSEN ADR	02.02.2006	13000	caus	TRKONTO	437905	 33,685	USD
by   STOLT NILSEN ADR	02.02.2006	4000	caus	TRKONTO	134740	 33,685	USD
by   STOLT NILSEN ADR	08.02.2006	166500	caus	TRKONTO	5564846	 33,422	USD
by   STOLT NILSEN ADR	08.02.2006	26200	caus	TRKONTO	875669	 33,422	USD
by   STOLT NILSEN ADR	08.02.2006	7300	caus	TRKONTO	243984	 33,422	USD
by   STOLT NILSEN ADR	15.02.2006	845500	caus	TRKONTO	26589245 31,448	USD
by   STOLT NILSEN ADR	15.02.2006	120000	caus	TRKONTO	3773754	 31,448	USD
by   STOLT NILSEN ADR	15.02.2006	34500	caus	TRKONTO	1084954	 31,448	USD

SNI

Tran			Trade		S/D	 Trade
Code	Security	Date		Quantity Type	Symbol	Amount	Unit Price

by	STOLT-NIELSEN	15.02.2006	268100	cano	TRKONTO	56301000 210,0	NOK
by	STOLT-NIELSEN	15.02.2006	10000	cano	TRKONTO	2100000	 210,0	NOK
by	STOLT-NIELSEN	15.02.2006	47600	cano	TRKONTO	9996000	 210,0	NOK
by	STOLT-NIELSEN	27.02.2006	102400	cano	TRKONTO	22015675 215,0	NOK
by	STOLT-NIELSEN	03.03.2006	100000	cano	TRKONTO	22009000 220,1	NOK
by	STOLT-NIELSEN	03.03.2006	50000	cano	TRKONTO	11000000 220,0	NOK
by	STOLT-NIELSEN	03.03.2006	4000	cano	TRKONTO	880360	 220,1	NOK
by	STOLT-NIELSEN	03.03.2006	2000	cano	TRKONTO	439000	 219,5	NOK
sl	STOLT-NIELSEN	07.03.2006	300000	cano	TRKONTO	64626000 215,4	NOK


        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.



Item 7.       Material to be Filed as Exhibits.

Not applicable

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CUSIP NO.      288742108               SCHEDULE 13D         PAGE 6 OF 7 PAGES



                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 7, 2006



                            SKAGEN Funds (STavanger Fondsforvaltning AS)
                            BY: /s/ Solvi M. Tonning

                            Name:  Solvi M. Tonning
                            Title:

                            BY: /s/ J. Kristoffer C. Stensrud

                            Name:  J. Kristoffer C. Stensrud
                            Title: Investmetn Director